COFFEE PEOPLE, INC.

                       CALCULATIONS OF EARNINGS PER SHARE


                                        Three Months Ended March 31,
                             ---------------------------------------------------
                                     1997                         1996
                             -----------------------      ----------------------
                             Primary      Fully Dil.      Primary     Fully Dil.
Weighted average shares
 outstanding for the
 period                     3,238,938     3,238,939       1,984,968    1,984,968

Dilutive common stock
 options using the
 treasury stock method         32,246        33,688          48,374       48,374


Total shares used for per
 share calculations         3,271,184      3,272,627      2,033,342    2,033,342

 Net income                $ (190,000)   $ (190,000)     $   66,000   $   66,000

 Earnings per share        $     (.06)   $     (.06)     $      .03   $      .03